Exhibit 99.113

PRESS RELEASE

Overwatch college teams selected for ‘UMG Overwatch Collegiate Clash’

●	12 teams to compete for $40k in college scholarships
●	Torque Esports tournament group UMG teams with Activision Blizzard
●	Competition begins on March 21

MIAMI, March 17, 2020 /PRNewswire/ — Torque Esports Corp.’s (TSXV: GAME) (OTCQB: MLLLF) esports tournament and broadcast operations group, UMG Media Ltd. has finalized the competing schools to take part in the ‘UMG Overwatch Collegiate Clash’ which will begin on Friday, March 21.

UMG has partnered with Activision Blizzard to host the eight-week competition which will feature esports teams from:

Torque Esports Corp.’s esports tournament and broadcast operations group, UMG Media Ltd. has finalized the competing schools to take part in the ‘UMG Overwatch Collegiate Clash’ which will begin on Friday, March 21.

●	Wichita State
●	CU Boulder
●	Boise State
●	Mississippi State
●	Utah State
●	University of Nevada, Las Vegas
●	Oklahoma State
●	Texas A&M
●	George Mason University
●	University of Akron
●	Robert Morris University
●	University of Texas at Dallas

The participating schools have more than 336,000 active students. These teams will compete for seven straight weeks in the series with the eighth acting as the Championship week. With $40,000 up for grabs during the competition in college scholarship funds, this collegiate offering becomes one of the major focuses for players in the Overwatch college community.

“We’re very excited to welcome the 12 teams to ‘UMG Overwatch Collegiate Clash’ and thrilled to be working with Activision Blizzard on this competition,” Torque Esports COO, Darcy Lorincz said.

“College sports are massive in the US, esports is massive in that college-age bracket and demographic, so we think this is an incredible opportunity for everyone involved - Torque Esports, UMG, and Activision Blizzard.”

“The level of interest from college teams wanting to take part in the ‘UMG Overwatch Collegiate Clash’ was amazing, and we firmly believe this will be a sector or esports that has incredible growth potential.”

“Our streaming data analytics team at Stream Hatchet will be watching this event with interest. The current COVID-19 situation has placed a huge emphasis on streaming and home entertainment – the ‘stay-at-home’ market is one sector of the economy which isn’t being adversely affected by this unfortunate health crisis.”

Launched in May 2016, Overwatch is a team-based multiplayer combat game available on the PlayStation and Xbox consoles, PC, and the Nintendo Switch portable platform.

UMG is the leading platform for online tournament play and esports entertainment events. The platform has generated more than 1.2 billion page views, 25 million video views and has paid out more than US$3 million in prize money.

The UMG Overwatch Collegiate Clash will be streamed at Twitch.tv/UMGGaming.

About Torque Esports

The company focuses on three areas – esports data provision, esport tournament hosting and esports racing. Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With simulator company AiS recently added – Torque offers gamers everything from Free to Play mobile games to the highest end simulators. Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

About UMG

UMG Media Ltd. (“UMG”) is a premier esports company in North America, offering live gaming entertainment events and online play. UMG provides online and live tournaments as well as the creation and distribution of original esports content.

For more information about UMG visit www.umggaming.com.

For more information, visit www.torqueesport.com.

For Further Information

Torque Esports:

Gavin Davidson, gdavidson@torqueesport.com, 705.446.6630

Darren Cox, CEO darrencox@torqueesport.com